SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                             SEARAY FINANCIAL FUNDS
                                THE STURGEON FUND
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Dayton and the State of Ohio on the 19th day of February, 2000.


                                    Signature: SEARAY FINANCIAL FUNDS
                                               THE STURGEON FUND
                                              --------------------------------
                                                  [Name of Registrant]


ATTEST: /s/ Richard W. Bradford              BY: /s/ Cameron M. Bernadsky
       --------------------------               -----------------------------
By:    Richard W. Bradford
Title: Secretary/Treasurer